To whom it May Concern:

According to the SEC COVID 19 updates 061820
https://www.sec.gov/tm/paper-submission-requirements-covid-19-updates-061820

1) The Firm signed the enclosed document electronically with a system in place that indicates the date and time when the signature was executed.

2) The Firm was not able to obtain the required notarization due to difficulties arising from COVID-19 and, therefore, is making the enclosed filing without a notarization.

3) The Firm is notifying its designated examining authority in writing by filing this notice with the enclosed document via the FINRA filing system and if applicable the SEC Edgar filing system.

J. Todd Watkins   Chief Executive Officer

Name, Title

citrix | RightSignature

SIGNATURE CERTIFICATE



REFERENCE NUMBER
E97D224A-DEBC-4C8E-BE8F-1F452A9549F2

TRANSACTION DETAILS	DOCUMENT DETAILS
Reference Number E97D224A-DEBC-4C8E-BE8F-1F452A9549F2	**Document Name** EHCP-Covid 19 Notarize Notification for Signature
Transaction Type Signature Request	**Filename** covig19_notarize_notification.docx
Sent At 02/19/2021 09:25 EST	**Pages** 1 page
Executed At 02/19/2021 12:19 EST	**Content Type** application/vnd.openxmlformats-officedocument.wordprocessingml.document
Identity Method email	**File Size** 14 KB
Distribution Method email	**Original Checksum** d22e4db3e63f55fa40862f7c810e424411651565f5acebae6e6dccdc4378dc45
Signed Checksum 1293e6039b531e3f01ffe189cdd39c7403cba9ceeaf781f89f916bebdb6a0df7	
Signer Sequencing Disabled	
Document Passcode Disabled	

SIGNERS

SIGNER	E-SIGNATURE	EVENTS
Name Todd Watkins **Email** twatkins@edgehcp.com **Components** 2	**Status** signed **Multi-factor Digital Fingerprint Checksum** f0b439df23ccf86f31c81d1f3fa84c73d3fd947cf1dc1688e46f13f7d953a6ec **IP Address** 174.246.224.106 **Device** Mobile Safari via iOS **Typed Signature** *J. Todd Watkins* **Signature Reference ID** B1E862D6	**Viewed At** 02/19/2021 12:14 EST **Identity Authenticated At** 02/19/2021 12:19 EST **Signed At** 02/19/2021 12:19 EST

AUDITS

TIMESTAMP	AUDIT
02/19/2021 09:25 EST	financials - (cmcfinancials@foreside.com) created document 'covig19_notarize_notification.docx' on Chrome via Windows from 38.104.253.154.
02/19/2021 09:25 EST	Todd Watkins (twatkins@edgehcp.com) was emailed a link to sign.
02/19/2021 12:14 EST	Todd Watkins (twatkins@edgehcp.com) viewed the document on Mobile Safari via iOS from 174.246.224.106.
02/19/2021 12:19 EST	Todd Watkins (twatkins@edgehcp.com) authenticated via email on Mobile Safari via iOS from 174.246.224.106.
02/19/2021 12:19 EST	Todd Watkins (twatkins@edgehcp.com) signed the document on Mobile Safari via iOS from 174.246.224.106.

Please note this document is signed
electronically and not notarized
due to relief provided by SEC
COVID 19 updates 061820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 67638

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EHCP Corporate Finance, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3350 Riverwood Parkway, Suite 2150
(No. and Street)

ATLANTA	GA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Watkins   (404) 890-7703
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – if individual, state last, first, middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __J. Todd Watkins__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EHCP Corporate Finance, LLC__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

J. Todd Watkins
_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

citrix | RightSignature

SIGNATURE CERTIFICATE



REFERENCE NUMBER
D9930998-39A4-4358-B5D5-D18F3134CE43

TRANSACTION DETAILS	DOCUMENT DETAILS
Reference Number D9930998-39A4-4358-B5D5-D18F3134CE43	**Document Name** EHCP-Oath/Facing Page for Signature
Transaction Type Signature Request	**Filename** ehcp_formx-17a-5_3.pdf
Sent At 02/19/2021 09:25 EST	**Pages** 2 pages
Executed At 02/19/2021 12:23 EST	**Content Type** application/pdf
Identity Method email	**File Size** 242 KB
Distribution Method email	**Original Checksum** 5abf9c80f92fbd3358964e1002fbb023f5b5205d466c01a31a79a6e0e29ddea7
Signed Checksum 7783531c11909bd869f690cec6fa6c4fbc3ca0fd23e21fcd367abe7f4c1f8c22	
Signer Sequencing Disabled	
Document Passcode Disabled	

SIGNERS

SIGNER	E-SIGNATURE	EVENTS
Name Todd Watkins	**Status** signed	**Viewed At** 02/19/2021 12:21 EST
Email twatkins@edgehcp.com	**Multi-factor Digital Fingerprint Checksum** 9e5c3ff427e924ffdd9f5cfab9e2f9ea7ba00aca87c94f6a451a7ad3868f1924	**Identity Authenticated At** 02/19/2021 12:23 EST
Components 1	**IP Address** 174.246.224.106	**Signed At** 02/19/2021 12:23 EST
	Device Mobile Safari via iOS	
	Typed Signature *J. Todd Watkins*	
	Signature Reference ID F3AF3705	

AUDITS

TIMESTAMP	AUDIT
02/19/2021 09:25 EST	financials - (cmcfinancials@foreside.com) created document 'ehcp_formx-17a-5_3.pdf' on Chrome via Windows from 38.104.253.154.
02/19/2021 09:25 EST	Todd Watkins (twatkins@edgehcp.com) was emailed a link to sign.
02/19/2021 12:21 EST	Todd Watkins (twatkins@edgehcp.com) viewed the document on Mobile Safari via iOS from 174.246.224.106.
02/19/2021 12:23 EST	Todd Watkins (twatkins@edgehcp.com) authenticated via email on Mobile Safari via iOS from 174.246.224.106.
02/19/2021 12:23 EST	Todd Watkins (twatkins@edgehcp.com) signed the document on Mobile Safari via iOS from 174.246.224.106.

EHCP CORPORATE FINANCE, LLC

Financial Statements

As of and for the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EHCP Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EHCP Corporate Finance, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

February 12, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

EHCP Corporate Finance, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	35,911
Prepaid expenses		1,024
Total Assets	$	36,935

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	2,000
Due to Parent		11,388
Total liabilities		13,388
Member's Equity		23,547
Total Liabilities and Member's Equity	$	36,935

See accompanying notes.

EHCP Corporate Finance, LLC
Statement of Operations
For The Year Ended Decemer 31, 2020

Revenue		
Investment banking	$	-
Total revenue		-
Operating expenses		
Professional services		29,800
Occupancy		4,455
Technology and communications		977
Other		4,836
Total operating expenses		40,068
Net Loss	$	(40,068)

See accompanying notes.

EHCP Corporate Finance, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2020

Balance, December 31, 2019	$	23,615
Capital contributions		40,000
Net loss		(40,068)
Balance, December 31, 2020	$	23,547

See accompanying notes.

4

EHCP Corporate Finance, LLC
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(40,068)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(204)
Due to Parent		5,612
Net cash used by operating activities:		(34,660)
Cash Flows From Financing Activities:		
Capital contributions		40,000
Net Cash Provided By Financing Activities		40,000
Net Increase In Cash		5,340
Cash at the beginning of the year		30,571
Cash at the end of the year	$	35,911

See accompanying notes.

Note A - Description of Business and Summary of Significant Accounting Policies

Description of Business: EHCP Corporate Finance, LLC, (the "Company") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. The Company is a single member limited liability company owned 100% by Edge Healthcare Partners, LLC ("Parent") at December 31, 2020. As a limited liability company, the member's liability is limited to its investment.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were used.

Cash: The Company maintains its bank account at a high credit quality financial institution. The balance at times may have exceeded federally insured limits.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.   Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Income Taxes: The Company's income or loss is reported in the member's S Corporation income tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by FASB Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes.*

Note A - Description of Business and Summary of Significant Accounting Policies – continued

Subsequent Events: Subsequent events were evaluated through the date the financial statements were issued. Management has performed an evaluation of events that have occurred subsequent to the financial statements being issued and there are no material subsequent events that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Note B - Related Party Transactions

The Company has an expense sharing agreement with its Parent whereby rent and certain operating expenses are paid by the Parent on the Company's behalf. The Company then reimburses the Parent for these expenses. Operating expenses are allocated based on estimated usage. Allocated expenses amounted to $5,612 during the year ended December 31, 2020. The balance due to Parent on the accompanying statement of financial condition arose from this expense sharing agreement.

Note C - Net Capital Requirement

As a registered broker-dealer under the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2020, the Company had net capital of $22,523 which exceeded the minimum net capital requirement of $5,000 by $17,523. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1.

Note D – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

Note E – Net Loss

The Company incurred a loss for 2020 and was dependent upon capital contributions from its Parent for working capital and net capital. The Company's Parent has represented that they intend to continue to make capital contributions as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Note F – Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

EHCP Corporate Finance, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission
As of December 31, 2020

Computation of Net Capital

Total member's equity	$	23,547
Deduction for non-allowable assets:		
Prepaid expenses		1,024
Net capital	$	22,523
Aggregate indebtedness		
Accounts payable	$	2,000
Due to Parent		11,388
Total aggregate indebtedness	$	13,388
Minimum net capital requirement		
Net capital	$	22,523
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	17,523
Percentage of aggregate indebtedness to net capital		59.44%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020.

There is no significant difference between the preceding computation and the Company's net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2020.

EHCP Corporate Finance, LLC

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.



EDGE
HEALTHCARE PARTNERS

February 9, 2021

RUBIO CPA, PC
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom It May Concern:

We, as members of management of EHCP Corporate Finance, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving selling tax shelters or limited partnerships in primary distributions, private placement of securities and mergers and acquisitions throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: ______________________________

Name: J. Todd Watkins

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EHCP Corporate Finance, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) EHCP Corporate Finance, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) EHCP Corporate Finance, LLC stated that EHCP Corporate Finance, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. EHCP Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EHCP Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 12, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC